SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Volt Information Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

928703107

(CUSIP Number)

Debra R. Cardinali

Levett Rockwood P.C.

33 Riverside Avenue

Westport, Connecticut 06880

(203) 222-0885

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 928703107	Page 2 of 8

(1)	Names of reporting persons Steven A. Shaw
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 1,486,699(1)
	(8)	Shared Voting Power 54,054(2)
	(9)	Sole Dispositive Power 1,486,699(1)
	(10)	Shared Dispositive Power 54,054(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,753(1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 7.4%
(14)	Type of Reporting Person (See Instructions) IN

(1)	Mr. Shaw may be deemed to indirectly beneficially own 14,216 shares of Common Stock held as Sole Trustee of trusts for the benefit of two of his nephews.
(2)	Mr. Shaw may be deemed to indirectly beneficially own 54,054 shares of Common Stock held as Co-Trustee of trusts for the benefit of one of his nephews.

CUSIP No 928703107	Page 3 of 8

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D (this “Schedule13D”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of Volt Information Sciences, Inc., a New York corporation (the “Issuer”).

The address of Issuer’s principal office is 1065 Avenue of Americas, New York, New York 10018.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Steven A. Shaw (the “Reporting Person”), an individual and citizen of the United States. The Reporting Person is the former President, Chief Executive Officer and director of the Issuer. The Reporting Person’s residential address is 503 13th Avenue East, Apartment 205, Seattle, Washington 98102.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not Applicable.

ITEM 4.	PURPOSE OF TRANSACTION

This Amendment No. 5 to Schedule 13D is being filed to report the sale of shares of Common Stock of the Issuer by the Reporting Person.

CUSIP No 928703107	Page 4 of 8

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The table below sets forth the number of shares of Common Stock directly and indirectly beneficially owned by the Reporting Person. These shares represent, in the aggregate, approximately 7.4% of the 20,869,195 outstanding shares of Common Stock (which includes the 20,862,795 shares of Common Stock reported to be outstanding on March 10, 2014, in the Issuer’s Quarterly Report on Form 10-Q for the period ended February 2, 2014, as filed with the Securities and Exchange Commission on March 14, 2014, plus the 6,400 shares of Common Stock issuable upon exercise of options currently exercisable or which will become exercisable within 60 days after the date hereof).

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Mr. Shaw	1,486,699	54,054	1,540,753	7.4%

The shares as to which the Reporting Person has sole voting and dispositive power consist of (i) 1,466,083 shares of Common Stock held directly; (ii) 6,400 shares of Common Stock underlying options held by the Reporting Person which are currently exercisable or may become exercisable within 60 days after the date hereof; and (iii) 14,216 shares of Common Stock held by the Reporting Person as the sole trustee of trusts for the benefit of two of his nephews.

The shares as to which the Reporting Person shares voting and dispositive power consist of 54,054 shares of Common Stock held as co-trustee of trusts for the benefit of one of his nephews. The other trustees are Lloyd Frank and Michael Shaw. The Reporting Person is the brother of Michael Shaw. There is no family relationship between Lloyd Frank and the Reporting Person.

Lloyd Frank is Senior Counsel to the law firm of Troutman Sanders LLP and a director of the Issuer. Mr. Frank’s business address is Troutman Sanders LLP, 405 Lexington Avenue, New York, New York 10174. Mr. Frank is a United States citizen.

Michael Shaw, with an address at 167 Hillcrest Road, Berkeley, California 94705, is a therapist/psychologist. Michael Shaw is a United States citizen.

To the knowledge of the Reporting Person, during the last five years, neither Lloyd Frank nor Michael Shaw has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No 928703107	Page 5 of 8

Neither the filing of this Amendment No. 5 to Schedule 13D nor the information contained herein shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of the Common Stock referred to herein, for purposes of Section 13(d) of the Exchange Act or otherwise, and such beneficial ownership is expressly disclaimed, other than as to the shares directly owned by the Reporting Person and shares subject to stock options.

(c) Set forth below are the transactions in the Common Stock of the Issuer by the Reporting Person since Amendment No. 4 to the Schedule 13D was filed on December 11, 2013. All such transactions were effected in the open market through brokers.

Date of Transaction	Number of Shares Sold	Price Per Share
4/9/2014	16000	$8.36
4/9/2014	2000	$8.35
4/9/2014	1000	$8.49
4/9/2014	1300	$8.42
4/9/2014	1400	$8.48
4/9/2014	100	$8.37
4/9/2014	1100	$8.35
4/9/2014	1400	$8.38
4/9/2014	700	$8.32
4/9/2014	400	$8.30
4/9/2014	600	$8.16
4/9/2014	2300	$8.25
4/9/2014	1000	$8.29
4/9/2014	700	$8.28
4/9/2014	2000	$8.15
4/8/2014	4775	$8.10
4/8/2014	300	$8.14
4/7/2014	100	$8.03
4/7/2014	4000	$8.00
4/7/2014	3450	$8.05
4/7/2014	400	$8.07
4/7/2014	300	$8.08
4/7/2014	300	$8.02
4/7/2014	200	$8.01
4/4/2014	100	$8.15
4/4/2014	1900	$8.10
4/3/2014	345	$8.16
4/3/2014	700	$8.15
4/3/2014	500	$8.14
4/2/2014	100	$8.25
4/2/2014	200	$8.19
4/2/2014	600	$8.16
4/2/2014	500	$8.17
4/1/2014	100	$8.38

CUSIP No 928703107	Page 6 of 8

Date of Transaction	Number of Shares Sold	Price Per Share
3/31/2014	2900	$8.39
3/31/2014	100	$8.30
3/31/2014	1700	$8.38
3/28/2014	200	$8.14
3/28/2014	500	$8.16
3/28/2014	1700	$8.20
3/28/2014	100	$8.19
3/28/2014	100	$8.22
3/28/2014	810	$8.21
3/27/2014	400	$8.30
3/27/2014	300	$8.25
3/27/2014	2100	$8.21
3/27/2014	300	$8.05
3/27/2014	500	$8.16
3/27/2014	200	$8.17
3/27/2014	200	$8.20
3/27/2014	300	$8.15
3/27/2014	1600	$8.22
3/26/2014	200	$8.26
3/26/2014	200	$8.27
3/26/2014	10	$8.30
3/26/2014	2780	$8.29
3/25/2014	825	$8.42
3/25/2014	700	$8.39
3/25/2014	400	$8.40
3/25/2014	10	$8.45
3/24/2014	800	$8.43
3/24/2014	1090	$8.40
3/24/2014	900	$8.42
3/24/2014	100	$8.44
3/24/2014	100	$8.47
3/24/2014	200	$8.48
3/21/2014	800	$8.50
3/20/2014	100	$8.61
3/20/2014	2800	$8.57
3/19/2014	5900	$8.59
3/18/2014	6200	$8.54
3/17/2014	1100	$8.78
3/17/2014	400	$8.83
3/17/2014	300	$8.52
3/17/2014	1000	$8.70
3/17/2014	2800	$8.66
3/14/2014	100	$9.45
3/14/2014	300	$9.05

CUSIP No 928703107	Page 7 of 8

Date of Transaction	Number of Shares Sold	Price Per Share
3/14/2014	100	$9.19
3/13/2014	6441	$9.80
3/13/2014	31100	$9.81
3/13/2014	900	$9.86
3/13/2014	2900	$9.82
3/13/2014	14100	$9.78
3/12/2014	8000	$9.76
3/10/2014	248	$9.71
3/10/2014	2252	$9.70
3/10/2014	700	$9.75
3/10/2014	900	$9.83
3/10/2014	2000	$9.84
3/7/2014	800	$9.93
3/7/2014	600	$9.92
3/6/2014	43400	$9.93
3/5/2014	1000	$9.91
3/4/2014	7125	$9.98
3/4/2014	560	$10.00
3/3/2014	1500	$9.92

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable

ITEM 7.	MATERIAL FILED AS EXHIBITS

None.

CUSIP No 928703107	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2014

By:	/s/ Steven A. Shaw
Name:	Steven A. Shaw